Exhibit 99.1

JOINT FILING AGREEMENT

AGREEMENT dated as of June 27, 2019, by and between Batu Capital Investments MJT LLC, Khitan LLC and Emery Johnathon Huang (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership of Common Stock, $0.0001 par value per share, of Akerna Corp. Each Party hereto agrees that the Schedule 13D, dated June 27, 2019, relating to such beneficial ownership, is filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

Date: June 27, 2019	Batu Capital Investments MJT LLC

	By:	/s/ Emery Johnathon Huang
Name: Emery Johnathon Huang
Title: Managing Partner

Date: June 27, 2019		/s/ Emery Johnathon Huang
Emery Johnathon Huang